Via Facsimile and U.S Mail
Mail Stop 4720

July 31, 2009

Jeffrey D. Miller
Senior Vice President and Chief Financial Officer
Donegal Group, Inc.
1195 River Road
Marietta, PA 17547

Re: Donegal Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File No. 000-15341

Dear Mr. Miller:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director